UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2015

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	20

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2015 and 2014	22

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2015 and 2014	23

Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014	24

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014	25

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the six months ended June 30, 2015 and 2014	27

Notes to the Unaudited Condensed Consolidated Financial Statements	28

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

101
The following financial information from Golar LNG Partners LP's Report on Form 6-K for the quarter ended June 30, 2015, filed with the SEC on September 30, 2015, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2015 and 2014;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2015 and 2014;
iii. Unaudited Condensed Consolidated Balance Sheet as of June 30, 2015 and Audited Balance Sheet December 31, 2014;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014;
v. Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the six months ended June 30, 2015 and 2014; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-191909) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: September 30, 2015	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Executive Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended June 30, 2015 contains certain forward-looking statements concerning future events and our operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
market trends in the floating storage regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•	our and Golar’s ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to increase distributions and the amount of any such increase;

•	our ability to integrate and realize the expected benefits from acquisitions, such as our recent acquisition of the Golar Eskimo;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage Golar’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Golar in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•
other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014, this report on Form 6-K and in the other reports that we file with the United States Securities and Exchange Commission from time to time.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K.  New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to "Golar Partners", the "Partnership", "we", "our", "us" or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Important Information Regarding Forward-Looking Statements" on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of  Golar LNG Partners LP included  in our Annual Report on Form 20-F for the year ended December 31, 2014.

We acquired from Golar LNG Limited ("Golar") interests in the companies that own and operate the Golar Eskimo and the Golar Igloo, in January 2015 and March 2014, respectively. The results of the Golar Eskimo and the Golar Igloo are consolidated into our results as of the respective date of their acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Eskimo and the Golar Igloo prior to the respective date on which we acquired them.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  As of June 30, 2015, our fleet consists of six FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

Significant Developments after June 30, 2015

Cash Distributions

On August 14, 2015, we paid a quarterly cash distribution with respect to the quarter ended June 30, 2015 of $0.5775 per unit. This cash distribution, amounting to $38.5 million in the aggregate, was paid to all unitholders of record as of the close of business on August 7, 2015.

Unit Repurchase Program

On August 4, 2015, Golar announced a unit purchase program of up to $25 million worth of our outstanding common units over the subsequent 12 months. As of September 30, 2015, Golar has purchased $5 million worth of our common units in open market transactions, increasing its stake in us to 30.4%, including its ownership of our General Partner.

Other Partnership Matters

On September 23, 2015, at our 2015 annual meeting, the unitholders passed resolutions electing Andrew J.D. Whalley and Paul Leand Jr. as Class III directors whose terms will expire at the 2018 Annual Meeting of Limited Partners.

On September 23, 2015, our Director and Audit Committee member Ms. Kate Blankenship resigned from our board of directors. As Ms. Blankenship was appointed to our board by our general partner pursuant to our partnership agreement, our general partner is entitled to appoint Ms. Blankenship's replacement. Our board of directors will appoint a new chairman of the audit committee in due course.

Results of Operations

Three Month Period Ended June 30, 2015 Compared with the Three Month Period Ended June 30, 2014

The following table presents details of our consolidated revenues and expense information for the three months ended June 30, 2015 compared to the three months ended June 30, 2014:

	Three Months Ended June 30,
(in thousands of $, except TCE)	2015	2014	$ Change	% Change
Operating revenues	105,715	101,587	4,128	4%
Vessel operating expenses	(17,214)	(16,697)	(517)	3%
Voyage and commission expenses	(2,160)	(1,534)	(626)	41%
Administrative expenses	(1,496)	(1,337)	(159)	12%
Depreciation and amortization	(22,574)	(19,895)	(2,679)	13%
Interest income	296	277	19	7%
Interest expense	(14,080)	(11,291)	(2,789)	25%
Other financial items	(1,468)	(7,995)	6,527	(82)%
Income taxes	(3,417)	(2,588)	(829)	32%
Net income	43,602	40,527	3,075	8%
Non-controlling interest	(2,574)	(2,766)	192	(7)%

TCE (1) (to the closest $100)	117,000	122,200	(5,200)	(4)%

______________________________________
(1)    TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $4.1 million to $105.7 million for the three months ended June 30, 2015 compared with $101.6 million for the same period in 2014. This is mainly due to:

•	$12.3 million of revenue contribution in the three months ended June 30, 2015 from the Golar Eskimo following her acquisition in January 2015; and

•
$1.1 million of increased revenue arising from the NR Satu following the recognition of the prior year operating expense settlement in our favor in the three months ended June 30, 2015. There was no similar settlement proceeds for the three months ended June 30, 2014.

This was partially offset by:

•	a $2.3 million reduction in revenue from the Golar Grand, following her redelivery from BG Group in mid-February 2015 and her subsequent re-charter to Golar at a lower day hire rate; and

•	a $6.6 million reduction in revenue from the Golar Freeze, resulting from her scheduled drydocking from mid-April to July 2015.

The average daily time charter equivalent rate, or TCE, for the three months ended June 30,2015 decreased to $117,000, compared to $122,200 for the same period in 2014, primarily as a result of off-hire time related to the drydocking of the Golar Freeze and the lower hire rate of the Golar Grand.

Vessel operating expenses: The increase of $0.5 million in vessel operating expenses to $17.2 million for the three months ended June 30, 2015, as compared to $16.7 million in the three months ended June 30, 2014, is mainly due to:

•	$1.7 million of incremental operating costs relating to the Golar Eskimo following her acquisition in January 2015; and

•	a $0.5 million increase in repairs and maintenance costs of the Golar Freeze associated with her scheduled drydocking.

This was partially offset by:

•	a $0.9 million provision relating to a pre-acquisition claim for the NR Satu in 2014. There is no similar expense incurred in the three months ended June 30, 2015;

•
$0.4 million of repairs and maintenance costs were incurred in respect of the Golar Grand related to her scheduled maintenance window for the three months ended June 30, 2014. There were no equivalent costs incurred in the three months ended June 30, 2015; and

•	$0.2 million of lower repairs and maintenance on the Golar Winter during the three months ended June 30, 2015.

Voyage and commission expenses: Voyage and commission expenses increased by $0.6 million to $ 2.2 million for the three months ended June 30, 2015, compared to $1.5 million for the same period in 2014, due to bunker consumption and commission costs incurred by the Golar Igloo and bunker consumption during the scheduled drydocking of the Golar Freeze.

Depreciation and amortization: Depreciation and amortization increased by $2.7 million to $22.6 million for the three months ended June 30, 2015, compared to $19.9 million for the same period in 2014 primarily due to: (i) $2.5 million depreciation from the Golar Eskimo following her acquisition in January 2015 and (ii) $0.8 million of incremental vessel depreciation and intangibles amortization in respect of the Golar Igloo. This was partially offset by $0.5 million lower depreciation relating to the Golar Mazo, following the accelerated amortization of her drydocking costs in the three months ended June 30, 2014 as she drydocked earlier than expected in September 2014.

Interest expense: Interest expense increased by $2.8 million to $14.1 million for the three months ended June 30, 2015, compared to $11.3 million for the three months ended June 30, 2014. This was principally due to

•	$1.2 million of increased interest expense from the assumed Golar Eskimo debt of $162.8 million pursuant to her acquisition in January 2015;

•	$1.7 million of increased interest expense on the $220.0 million vendor loan from Golar, used to finance the acquisition of the Golar Eskimo; and

•	a $0.8 million increase in bond interest expense due to our issuance of $150.0 million Norwegian Bonds (the "2015 Norwegian Bonds") in May 2015.

This was partially offset by:

•	$0.8 million of lower interest charge on designated swaps due to the maturity of the designated swaps related to the Golar Freeze Facility; and

•	lower interest expense on our remaining debt facilities following scheduled repayments on principal balances.

Other financial items: Other financial items reflect a loss of $1.5 million and $8.0 million for the three months ended June 30, 2015 and 2014, respectively, as set forth in the table below:

	Three months ended June 30,
(in thousands of $)	2015	2014	$ Change	% Change
Unrealized mark-to-market gains (losses) for interest rate swaps	5,976	(3,294)	9,270	(281)%
Interest expense on un-designated interest rate swaps	(3,333)	(2,910)	(423)	15%
Amortization of deferred financing costs	(2,530)	(990)	(1,540)	156%
Other financial items	(1,581)	(801)	(780)	97%
	(1,468)	(7,995)	6,527	(82)%

As of June 30, 2015, we had an interest rate swaps portfolio with a notional value of $1,090.8 million (excluding the cross-currency interest rate swap of $227.2 million related to our Norwegian Krone denominated bonds). The mark-to-market shift to gains of $2.6 million from losses of $6.2 million on our interest rate swaps was due to the increase in long-term swap rates during the three months ended June 30, 2015. We designated approximately 14% of these swaps as hedging instruments.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. A $1.1 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the three months ended June 30, 2015. A further $2.1 million loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings, for the same period in 2014. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level.

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $1.5 million to $2.5 million for the three months ended June 30, 2015, compared to $1.0 million for the same period in 2014. This was principally due to the write-off of the prior Freeze and Maria facility deferred financing costs following refinancing in June 2015. There were no comparable costs for the same period in 2014.

Income taxes: The tax charge for the three months ended June 30, 2015 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the three months ended June 30, 2015 increased by $0.8 million to $3.4 million compared to $2.6 million in the same period in 2014. This was due to the $0.8 million release of a tax provision in the three months ended June 30, 2014. See Note 6 to our unaudited condensed consolidated financial statements.

Net income: As a result of the foregoing, we earned net income of $43.6 million and $40.5 million for the three months ended June 30, 2015 and 2014, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Six Month Period Ended June 30, 2015 Compared with the Six Month Period Ended June 30, 2014

The following table presents details of our consolidated revenues and expense information for the six months ended June 30, 2015 compared to the six months ended June 30, 2014:

	Six Months Ended June 30,
(in thousands of $, except TCE)	2015	2014	$ Change	% Change
Operating revenues	205,561	189,277	16,284	9%
Vessel operating expenses	(32,860)	(30,328)	(2,532)	8%
Voyage and commission expenses	(3,471)	(2,723)	(748)	27%
Administrative expenses	(3,041)	(2,786)	(255)	9%
Depreciation and amortization	(45,174)	(37,543)	(7,631)	20%
Interest income	561	577	(16)	(3)%
Interest expense	(26,814)	(21,172)	(5,642)	27%
Other financial items	(11,838)	(14,199)	2,361	(17)%
Income taxes	(5,585)	(5,392)	(193)	4%
Net income	77,339	75,711	1,628	2%
Non-controlling interest	(5,053)	(5,209)	156	(3)%
TCE (1) (to the nearest $100)	117,100	120,900	(3,800)	(3)%
 ______________________________________
(1)   TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $16.3 million to $205.6 million for the six months ended June 30, 2015, compared to $189.3 million for the same period in 2014. This is due to:

•	$22.0 million revenue contribution from Golar Eskimo for the six months ended June 30, 2015 following her acquisition in January 2015; and

•
$4.2 million of additional revenue from Golar Igloo for the six months ended June 30, 2015 representing a full six months of revenue compared to approximately three months in the same period in 2014 following her acquisition in March 2014.

This was partially offset by:

•	a $3.6 million reduction in revenue from the Golar Grand, following her redelivery from BG Group in mid-February 2015 and her subsequent re-charter to Golar at a lower day time charter rate; and

•	a $6.3 million reduction in revenue from the Golar Freeze, resulting from her scheduled drydocking from mid- April to July 2015.

The average daily TCE, for the six months ended June 30, 2015 was $117,100 compared to $120,900 for the same period in 2014, is primarily as a result of off-hire time related to the drydocking of the Golar Freeze and lower hire rate of the Golar Grand.

Vessel operating expenses: The increase of $2.5 million in vessel operating expenses to $32.9 million for the six months ended June 30, 2015, as compared to $30.3 million in the six months ended June 30, 2014, was due mainly to:

•	$3.0 million of incremental operating costs relating to the Golar Eskimo for the period since her acquisition in January 2015; and

•
$2.2 million increase in additional operating expenses representing a full six months of operating expenses from the Golar Igloo in 2015 compared to approximately three months of operating expenses following her acquisition in March 2014.

This is partially offset by :

•	$0.9 million of provision relating to a pre-acquisition claim for the NR Satu in 2014. There is no similar expense incurred in the six months ended June 30, 2015; and

•	a $1.7 million decrease in vessel operating costs from all other vessels.

Voyage and commission expenses: Voyage and commission expenses increased by $0.7 million to $3.5 million for the six months ended June 30, 2015, compared to $2.7 million for the same period in 2014, mainly due to $0.6 million of increased voyage and commission expenses from the Golar Igloo for six months ended June 30, 2015 compared to approximately three months in the same period in 2014 following her acquisition in March 2014; and bunker consumption during the scheduled drydocking of the Golar Freeze in the second quarter of 2015.

Depreciation and amortization: Depreciation and amortization increased by $7.6 million to $45.2 million for the six months ended June 30, 2015 compared to $37.5 million for the same period in 2014 primarily due to:

•	$4.5 million of depreciation from the Golar Eskimo following her acquisition in January 2015;

•
 $3.6 million of incremental vessel depreciation and intangibles in 2015 from the Golar Igloo, which was a full six months of depreciation compared to approximately three months of depreciation in, following her acquisition in March 2014; and

•	$0.6 million increase of incremental depreciation from the Golar Freeze following her drydocking in the second quarter of 2015.

This is partially offset by $1.0 million decrease in depreciation and amortization from the Golar Mazo, following the accelerated amortization of her drydocking costs in the three months ended June 30, 2014 as she drydocked earlier than expected in September 2014.

Interest expense: Interest expense increased by $5.6 million to $26.8 million for the six months ended June 30, 2015, compared to $21.2 million for the six months ended June 30, 2014. This was principally due to:

•	$2.1 million of interest expense from the assumed Golar Eskimo debt of $162.8 million following the acquisition of the Golar Eskimo in January 2015;

•	$3.0 million of interest expense on the $220.0 million vendor loan from Golar, used to finance the acquisition of the Golar Eskimo;

•	$0.8 million increase in bond interest expense following the issuance and sale of the 2015 Norwegian Bonds in May 2015;

•
$0.7 million of incremental interest expense incurred on the Golar Igloo facility, representing a full six months of interest compared to approximately three months of interest in the same period in 2014, following the acquisition of the Golar Igloo in March 2014; and

•	a $0.3 million increase in lease expense relating to the Methane Princess.

This was partially offset by the $1.5 million of decreased interest expense following the maturity of the Golar Freeze designated swaps.

Other financial items: Other financial items reflect a loss of $11.8 million and a loss of $14.2 million for the six months ended June 30, 2015 and 2014, respectively, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2015	2014	$ Change	% Change
Unrealized mark-to-market gains (losses) for interest rate swaps	71	(5,125)	5,196	(101)%
Interest expense on un-designated interest rate swaps	(6,285)	(6,148)	(137)	2%
Amortization of deferred financing costs	(3,505)	(1,851)	(1,654)	89%
Other financial items	(2,119)	(1,075)	(1,044)	97%
	(11,838)	(14,199)	2,361	(17)%

As of June 30, 2015, our interest rate swaps portfolio had a notional value of $1,090.8 million (excluding our cross-currency interest rate swap of $227.2 million related to our Norwegian Krone denominated bonds). The decrease in the mark-to-market losses of $6.2 million for the six months ended June 30, 2015 from losses of $11.3 million for the same period in 2014 on our interest rate swaps was due to the increase in long-term swap rates during the six months ended June 30, 2015. We designated approximately 14% of these swaps as hedging instruments.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. A $2.9 million loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the six months ended June 30, 2015. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level.

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $1.6 million to $3.5 million for the six months ended June 30, 2015, compared to $1.9 million for the six months ended June 30, 2014. This was principally due to the write-off of the prior Freeze and Maria facility deferred financing costs following a refinancing in June 2015. There were no comparable costs in the six months ended June 30, 2014.

Income taxes: The tax charge for the six months ended June 30, 2015 included current tax charges in respect of our operations in the United Kingdom, Brazil, Jordan and Kuwait. We do not currently incur any corporate income tax in respect of our operations in Indonesia given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the six months ended June 30, 2015 increased by $0.2 million to $5.6 million compared to $5.4 million in the same period in 2014. This was primarily due to the recognition of certain historical tax positions related to foreign tax net operating losses. See Note 6 to our unaudited condensed consolidated financial statements.

Net income: As a result of the foregoing, we earned net income of $77.3 million and $75.7 million for the six months ended June 30, 2015 and 2014, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.  Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds ("GBP"), Norwegian Kroner ("NOK"), Euro ("EUR"), Brazilian Reals ("BRL") and Indonesian Rupiah ("IDR").  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, available amounts under revolving credit facilities and receipts from our charters. Revenues from most of our time charters are generally received monthly in advance. In addition, we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs, being paid for by the charterer under time charters.

As of June 30, 2015, our cash and cash equivalents, including restricted cash was $74.9 million, and we had access to undrawn borrowing facilities of $80.0 million (a $20.0 million revolver under the NR Satu facility available until November 2019; a $50.0 million revolver under the Golar Partners Operating credit facility available until July 2018; and $10.0 million of a $30.0 million revolver under the $180.0 million Maria and Freeze facility available until June 2018). Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our cash balances. Since June 30, 2015, significant transactions impacting our cash flows include:

•	we paid a cash distribution of $0.5775 per unit ($38.5 million in aggregate) with respect to the quarter ended June 30, 2015, in August 2015;

•	we made loan principal repayments amounting to $23.8 million; and

•	we paid $3.7 million of interest on our 2012 Norwegian Bonds.

As of June 30, 2015, our current liabilities exceeded current assets by $149.5 million.

However, included within current liabilities are (i) mark-to-market valuations of our swap derivatives of $83.2 million (includes $68.4 million mark-to-market valuations for our cross-currency interest rate swap) maturing between 2015 and 2020 (see note 10 of the condensed interim financial statements for further details) and (ii) deferred drydocking and operating cost revenue of $11.7 million, which relates to charterhire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities.

Moreover, the cash expected to be generated from operations (assuming the current rates earned from existing charters) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments and make distributions.

We believe our current resources, including our undrawn revolving credit facilities totaling $80.0 million as of June 30, 2015, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Six months ended June 30,
(in thousands of $)	2015	2014	Change
Net cash provided by operating activities	94,362	112,847	(18,485)
Net cash used in investing activities	(8,263)	(148,620)	140,357
Net cash used in financing activities	(125,599)	(18,849)	(106,750)
Net decrease in cash and cash equivalents	(39,500)	(54,622)	15,122
Cash and cash equivalents at beginning of period	98,998	103,100	(4,102)
Cash and cash equivalents at end of period	59,498	48,478	11,020

In addition to our cash and cash equivalents noted above, as of June 30, 2015 we had short-term restricted cash of $15.4 million (December 31, 2014: $25.8 million) that represents balances retained on restricted accounts in accordance with certain lease and debt requirements and swaps. These balances act as security and can be used to repay lease and loan obligations. As of June 30, 2015, our long-term restricted cash balances amounted to $158.3 million (December 31, 2014: $146.6 million) and represent security for our Methane Princess capital lease obligation and therefore, will be released over time in connection with the repayment of this lease and cash collateral in respect of our cross-currency interest rate swap, which will be released depending on the market valuation of our 2012 Norwegian Bonds.

Net Cash provided by Operating Activities

Net cash provided by operations decreased by $18.4 million to $94.4 million for the six months ended June 30, 2015 compared to $112.8 million for the same period in 2014. This was primarily due to: (i) increase in drydock expenditures of $7.2 million relating to the scheduled drydocking of the Golar Freeze in the second quarter of 2015; and (ii) a general increase in working capital including an increase in accounts receivable of $16.3 million.

Net Cash used in Investing Activities

Net cash used in investing activities of $8.3 million for the six months ended June 30, 2015 arose mainly due to the $6.0 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Eskimo in January 2015.

Net cash used in investing activities of $148.6 million for the six months ended June 30, 2014 arose mainly due to the $148.1 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Igloo in March 2014.

Net Cash used in Financing Activities

Net cash provided by financing activities is principally generated from funds from equity offerings, new debt and lease financing and refinancing of debt and leases, partially offset by debt repayments and payment of distributions.

Net cash used in financing activities during the six months ended June 30, 2015 of $125.6 million was primarily due to the following:

•	payment of cash distributions during the period of $80.8 million ($5.0 million of which consisted of distributions to non-controlling interests); and

•	repayment of long-term debt and lease obligations of $460.3 million.

This is partially offset by:

•	$100.0 million proceeds from drawdown of our long-term revolving credit facilities and from other facilities;

•	$170.0 million proceeds from the $180.0 million Maria and Freeze facility; and

•	$150.0 million proceeds from the 2015 Norwegian Bonds.

Net cash used in financing activities during the six months ended June 30, 2014 of $18.8 million was primarily due to the following:

•	payment of cash distributions during the period of $75.4 million ($7.4 million of which consisted of distributions to our non-controlling interests); and

•	repayment of long-term debt and lease obligations of $38.4 million.

This was partially offset by the proceeds of $70.0 million from drawdown of our long-term revolving credit facilities and $20.0 million drawdown on a short term debt due to Golar.

Borrowing Activities

Long-Term Debt.  As of June 30, 2015 and December 31, 2014, our long-term debt consisted of the following:

(in thousands of $)	June 30, 2015	December 31, 2014

Golar Maria facility	—	79,525
Golar LNG Partners credit facility	192,500	203,500
Golar Freeze facility	—	59,107
2012 Norwegian Bonds	165,538	174,450
2015 Norwegian Bonds	150,000	—
NR Satu facility	119,250	126,400
Golar Partners Operating credit facility	185,000	235,000
Golar Igloo debt	147,831	154,550
Golar Eskimo facility	156,045	—
Golar Eskimo vendor loan	100,000	—
Golar Maria and Freeze facility	170,000	—
Total	1,386,164	1,032,532

Our outstanding debt of $1,386.2 million as of June 30, 2015, is repayable as follows:

Period ending December 31, (in thousands of $)

2015 (six months ending)	67,654
2016	95,308
2017	350,346
2018	450,326
2019	57,691
2020 and thereafter	364,839
Total	1,386,164

As of June 30, 2015 and December 31, 2014, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 1.34% to 3.50%. The margin related to our 2012 Norwegian Bonds is 5.20% above the Norwegian Interbank Offered Rate (NIBOR). The margin related to our U.S. dollar denominated 2015 Norwegian Bonds is 4.4% above LIBOR.

The significant developments relating to our debt in the period after December 31, 2014 are set forth below.

Golar Eskimo Debt

In connection with the acquisition of the Golar Eskimo in January 2015, we assumed all obligations relating to the secured debt in respect of the vessel. As of June 30, 2015, we had $156.0 million of borrowings outstanding under the Golar Eskimo debt. The facility is repayable in semi-annual installments with a balloon payment at the end of the loan, and bears interest at a rate equal to LIBOR plus a margin.

The Golar Eskimo debt (together with the Golar Igloo debt) agreement prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. The financial covenants under the Golar Eskimo/Golar Igloo debt agreement require us to:

•	maintain free liquid assets (as defined in the credit facility) of at least $30 million;

•	maintain a net debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) ratio of no greater than 6.50 to 1.00;

•	maintain an EBITDA to debt service ratio equal to or greater than 1.15 to 1.00 on a consolidated basis at all times; and

•	maintain a consolidated net worth (as defined in the credit facility) of at least $124.0 million.

Golar Eskimo Vendor Loan

We financed the $390.0 million purchase price of the Golar Eskimo with cash on hand, the assumption of $162.8 million of outstanding debt in respect of the Golar Eskimo and the proceeds of the $220.0 million Golar Eskimo vendor loan. The Golar Eskimo vendor loan is non-amortizing with a final balloon payment due in January 2017, and bears interest at a rate equal to LIBOR plus a blended margin of 2.84%. In June 2015, we repaid $120.0 million of the Golar Eskimo vendor loan.

The Golar Eskimo vendor loan contains covenants that require us to, among other things:

•	notify Golar of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the Golar Eskimo vendor loan; and

•
provide Golar with information in respect of our business and financial status as Golar may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Golar Maria and Golar Freeze facility

On June 16, 2015, we entered into a $180 million Maria and Freeze facility, with certain lenders, to refinance the Golar Maria credit facility (which would have matured in December 2015) and extend the commercial loan tranche and refinance the Exportfinans ASA tranche of the Golar Freeze facility (which would have matured in June 2015 and June 2018, respectively). The $180 million Maria and Freeze facility consists of a $150 million term loan that is repayable in quarterly installments over a period of three years, with a final balloon payment of $114.0 million due on June 30, 2018, and a revolving credit facility of up to $30 million that matures on June 30, 2018. The $180 million Maria and Freeze facility bears interest at a rate of LIBOR plus a margin of up to 1.95%. As a result of the refinancing, the Golar Maria credit facility and the Exportfinans ASA tranche of the Golar Freeze facility were terminated. The commercial loan tranche of the Golar Freeze facility was amended and extended and became the $180 million Maria and Freeze facility. As of June 30, 2015 the balance outstanding under the Golar Maria and Freeze facility is $170.0 million , which includes a drawdown on the revolving credit facility of $20.0 million.

The financial covenants under the $180 million Maria and Freeze facility require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $250 million.

In addition, under the $180 million Maria and Freeze facility, the aggregate fair market of value the Golar Maria and the Golar Freeze must at all times be at least 110% of the outstanding facility amount.

2015 Norwegian Bonds

On May 22, 2015, we completed the issuance and sale of $150 million aggregate principal amount of five year non-amortizing bonds in Norway (to be listed in Oslo Bors within twelve months from their issuance and sale). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

The financial covenants under the bond agreement require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year during the term of the 2015 Norwegian Bonds:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

 Capital Lease Obligations.  As of June 30, 2015, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2015 (six months ended)	3,822
2016	7,934
2017	8,234
2018	8,562
2019	8,890
2020 and thereafter	165,317
Total minimum lease payments	202,759
Less: Imputed interest	(50,322)
Present value of minimum lease payments	152,437

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a U.K. bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of June 30, 2015, was $143.5 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that Golar received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess lessor has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  In August 2015, a UK court found in favour of the UK tax authorities in respect of a tax leasing structure undertaken by a UK bank and an international shipping company.  Notwithstanding previous rulings in favour of the UK bank and shipping company, after appeal this judgment found in favour of the UK tax authorities.  The fact pattern in this case and the structure in question is not exactly the same as the structures that Golar has previously participated in and therefore is not necessarily indicative of any outcome should the UK tax authorities challenge Golar’s tax leases.  Nevertheless,  management are in the process of reviewing the details of the case and the basis of the judgement with their legal and tax advisors to ascertain what impact, if any, the judgment might have on the Company. Golar has agreed to indemnify us against any of these increased costs and obligations.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described above and in our 2014 Annual Report on Form 20-F.

As of June 30, 2015, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Drydockings

From now through to December 31, 2019, seven of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $45.5 million for drydocking and classification surveys on these vessels with approximately $10 million expected to be incurred in 2016, $30 million in 2018 and $5.5 million in 2019. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements and consolidated and combined financial statements included in our 2014 Annual Report on Form 20-F, filed with the SEC.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of June 30, 2015 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2015	Due in 2016-2017	Due in 2018-2019	Due Thereafter
Long-term debt	1,386.2	67.7	445.7	508.0	364.8
Interest commitments on long-term debt - floating and other interest rate swaps (1)	301.2	42.5	141.0	85.9	31.8
Capital lease obligations	152.4	(0.2)	0.2	1.7	150.7
Interest commitments on capital lease obligations (1)(2)	50.3	4.0	15.9	15.7	14.7
Total	1,890.1	114.0	602.8	611.3	562.0

(1) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.78% and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed GBP LIBOR of 4.8%.

(2) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Off-Balance Sheet Arrangements

As of June 30, 2015, we do not have any off balance-sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 — Significant Accounting Policies to our audited consolidated and combined carve-out financial statements included in our 2014 Annual Report on Form 20-F.  Further information on our exposure to market risk is included in Note 24 — Financial Instruments to our audited consolidated and combined carve-out financial statements included in our 2014 Annual Report on Form 20-F.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of June 30, 2015, the notional amount of the designated interest rate swaps hedged against our debt was $374.7million (including the cross currency interest rate swap of $227.2 million). The principal of the long-term loans and capital lease obligations, net of restricted cash, outstanding as of June 30, 2015, was $1,364.8 million. Based on our floating rate debt and net capital lease obligations outstanding of $990.2 million as of June 30, 2015, a 1% increase in the floating interest rate would increase interest expense by $7.4 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2015, please read Note 10 to the condensed consolidated interim financial statements for the period ended June 30, 2015.

Foreign currency risk.  We have transactions, assets and liabilities which are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to our capital leases and the administrative expenses we will be charged by Golar Management in the U.K.; operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reals. Based on our GBP expenses for the six months ended June 30, 2015, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.1 million for the six months ended June 30, 2015. Based on our Brazilian Reals revenues and expenses for the six months ended June 30, 2015, a 10% depreciation of the U.S. Dollar against the Brazilian Reals would have increased our net revenue and expenses for the six months ended June 30, 2015 by approximately $0.5 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in GBP, although it is hedged by the GBP cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the GBP cash deposit. Based on this lease obligation and the related cash deposit as of June 30, 2015, a 10% appreciation in the U.S. Dollar against GBP would give rise to a net foreign exchange gain of approximately $0.9 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Reals or Indonesian Rupiah. Based on the crew costs for the six months ended June 30, 2015, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Reals and the Indonesian Rupiah would have increased our crew costs by approximately $0.9 million for the six months ended June 30, 2015.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and voyage charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $, except number of days and	Three months ended June 30,		Six months ended June 30,
average daily TCE)	2015	2014	2015	2014
Total operating revenues	105,715	101,587	205,561	189,277
Voyage and commission expenses	(2,160)	(1,534)	(3,471)	(2,723)
	103,555	100,053	202,090	186,554
Calendar days less scheduled off-hire days	885	819	1,726	1,543
Average daily TCE (to the closest $100)	$117,000	$122,200	$117,100	$120,900

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended June 30,		Six months ended June 30,
(in thousands of $, except per unit amounts)	Notes	2015	2014	2015	2014
Time charter revenues		91,010	101,587	180,566	189,277
Time charter revenues from related parties		14,705	—	24,995	—
Total operating revenues		105,715	101,587	205,561	189,277

Vessel operating expenses*		17,214	16,697	32,860	30,328
Voyage and commission expenses		2,160	1,534	3,471	2,723
Administrative expenses*		1,496	1,337	3,041	2,786
Depreciation and amortization		22,574	19,895	45,174	37,543
Total operating expenses		43,444	39,463	84,546	73,380

Operating income		62,271	62,124	121,015	115,897

Financial income (expenses)
Interest income		296	277	561	577
Interest expense*		(14,080)	(11,291)	(26,814)	(21,172)
Other financial items	5	(1,468)	(7,995)	(11,838)	(14,199)
Net financial expenses		(15,252)	(19,009)	(38,091)	(34,794)

Income before tax		47,019	43,115	82,924	81,103
Income taxes	6	(3,417)	(2,588)	(5,585)	(5,392)
Net income		43,602	40,527	77,339	75,711
Less: Net income attributable to non-controlling interests		(2,574)	(2,766)	(5,053)	(5,209)
Net income attributable to Golar LNG Partners LP Owners		41,028	37,761	72,286	70,502

Earnings per unit
Common unit (basic and diluted)	13	$0.61	$0.57	$1.08	$1.08

Cash distributions declared and paid per unit in the period	13	$0.58	$0.52	$1.16	$1.05

_______________________________
* This includes amounts arising from transactions with related parties (see note 11).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2015	2014	2015	2014
Net income	43,602	40,527	77,339	75,711
Other comprehensive income:
Unrealized net gain (loss) on qualifying cash flow hedging instruments	642	(3,798)	(3,474)	(2,328)
Other comprehensive income (loss)	642	(3,798)	(3,474)	(2,328)
Comprehensive income	44,244	36,729	73,865	73,383
Comprehensive income attributable to:
Partners' capital in Golar LNG Partners LP	41,670	33,963	68,812	68,174
Non-controlling interest	2,574	2,766	5,053	5,209

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of $)	Notes	2015	2014
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		59,498	98,998
Restricted cash and short-term investments		15,418	25,831
Other current assets	7	31,506	16,638
Inventories		1,760	89
Total Current Assets		108,182	141,556
Non-current
Restricted cash		158,334	146,552
Vessels and equipment and vessels under capital leases, net	12	1,985,301	1,623,423
Intangible assets, net		14,122	16,032
Other long-term assets		26,835	28,639
Total Assets		2,292,774	1,956,202

LIABILITIES AND EQUITY
Current
Short-term debt due to related parties		—	20,000
Current portion of long-term debt	9	115,308	124,221
Other current liabilities		128,392	123,802
Amounts due to related parties		14,044	9,851
Total Current Liabilities		257,744	277,874
Non-current
Long-term debt	9	1,170,856	908,311
Long-term debt due to related parties		100,000	—
Obligations under capital leases	9	152,437	150,997
Other long-term liabilities		16,966	17,281
Total Liabilities		1,698,003	1,354,463
Equity
Partners' capital:
Common unitholders		488,852	490,824
Subordinated unitholders		11,374	12,063
General partner interest		32,434	33,320
Total Partners' capital		532,660	536,207
Accumulated other comprehensive income		(5,560)	(2,086)
		527,100	534,121
Non-controlling interest		67,671	67,618
Total Equity		594,771	601,739
Total Liabilities and Equity		2,292,774	1,956,202

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of $)	2015	2014
OPERATING ACTIVITIES
Net income	77,339	75,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,174	37,543
Amortization of deferred tax benefit on intragroup transfers	2,490	—
Amortization of deferred charges	3,505	1,851
Drydocking expenditure	(8,684)	(1,479)
Unrealized foreign exchange losses	89	99
Interest element included in obligations under capital leases	127	15
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	(16,302)	(22,377)
Inventories	(1,063)	669
Prepaid expenses, accrued income and other assets	(82)	9,415
Amount due to/from related companies	3,101	2,633
Trade accounts payable	5,387	502
Accrued expenses	(5,688)	4,942
Other current liabilities	(11,031)	3,323
Net cash provided by operating activities	94,362	112,847

INVESTING ACTIVITIES
Additions to vessels and equipment	(2,147)	(719)
Acquisition of subsidiaries, net of cash acquired (1)	(5,971)	(148,048)
Restricted cash and short-term investments	(145)	147
Net cash (used in) investing activities	(8,263)	(148,620)

FINANCING ACTIVITIES
Proceeds from short-term debt due to a related party	—	20,000
Repayment of short-term debt due to a related party	(20,000)	—
Proceeds from long-term debt	270,000	75,000
Proceeds from bond issuance	150,000	—
Repayments of obligations under capital leases	—	(41)
Repayments of long-term debt (1)	(440,287)	(38,350)
Non-controlling interest dividend	(5,000)	(7,420)
Cash distributions paid	(75,833)	(68,005)
Financing costs paid	(4,479)	(33)
Net cash (used in) financing activities	(125,599)	(18,849)

Net (decrease) in cash and cash equivalents	(39,500)	(54,622)
Cash and cash equivalents at beginning of period	98,998	103,100
Cash and cash equivalents at end of period	59,498	48,478
____________________________________
(1) In addition to the cash consideration paid for the acquisition of the Golar Eskimo in January 2015, there was a non-cash consideration in relation to the assumption of the bank debt of $162.8 million and recognition of a vendor loan of $220 million from Golar. In June 2015, we paid $120 million of the vendor loan.

In addition to the cash consideration paid for the acquisition of the Golar Igloo in 2014, there were non-cash considerations including assumption of bank debt of $161.3 million and other purchase price adjustments of $3.6 million and interest rate swap asset of $3.6 million (see note 10). A total of $7.2 million in additional purchase price adjustment and the assumption of interest rate swap asset relating to the acquisition of the Golar Igloo was paid in July 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(in thousands of $)	Partners' capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Sub-ordinated Units	General Partner
Consolidated balance at December 31, 2013	475,610	6,900	19,234	(2,394)	499,350	70,777	570,127
Net income	49,093	17,148	4,261	—	70,502	5,209	75,711
Other comprehensive loss	—	—	—	(2,328)	(2,328)	—	(2,328)
Cash distributions (1)	(47,718)	(16,667)	(3,620)	—	(68,005)	—	(68,005)
Non-controlling interest dividend	—	—	—	—	—	(7,420)	(7,420)
Contribution to equity	735	—	16	—	751	—	751
Consolidated balance at June 30, 2014	477,720	7,381	19,891	(4,722)	500,270	68,566	568,836

(in thousands of $)	Partners' capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Sub-ordinated Units	General Partner
Consolidated balance at December 31, 2014	490,824	12,063	33,320	(2,086)	534,121	67,618	601,739
Net income	50,084	17,494	4,708	—	72,286	5,053	77,339
Other comprehensive loss	—	—	—	(3,474)	(3,474)	—	(3,474)
Cash distributions (1)	(52,056)	(18,183)	(5,594)	—	(75,833)	—	(75,833)
Non-controlling interest dividend	—		—	—	—	(5,000)	(5,000)
Consolidated balance at June 30, 2015	488,852	11,374	32,434	(5,560)	527,100	67,671	594,771
__________________________________

(1) This includes cash distributions to Incentive Distribution Rights ("IDRs") holders for the six months ended June 30, 2015 and 2014 of $4.1 million and $2.3 million, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the "Partnership", "we", "our", or "us") is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited ("Golar") in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. As of June 30, 2015, we have a fleet of four LNG carriers and six FSRUs.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated and combined carve-out financial statements for the year ended December 31, 2014, which are included in our Annual Report on Form 20-F.

In January 2015 and March 2014, we acquired from Golar 100% interests in the subsidiaries that own and operate the FSRUs, the Golar Eskimo and the Golar Igloo, respectively. Accordingly, the results of the Golar Eskimo and the Golar Igloo are consolidated into our results from the date of their acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Eskimo and the Golar Igloo prior to their acquisition.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated and combined carve-out financial statements for the year ended December 31, 2014.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements to be adopted

In January 2015, the Financial Accounting Standards Board ("FASB") issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to Accounting Standards Codification ("ASC") 810 requiring re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

•	Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	Eliminate the presumption that a general partner should consolidate a limited partnership;

•	Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
Provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

4.                                      SEGMENTAL INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Partnership’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During the six months ended June 30, 2015 and 2014, our fleet operated under time charters with eight charterers, Petrobras, Dubai Supply Authority ("DUSUP"), Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc, Eni S.p.A., Kuwait National Petroleum Company ("KNPC") and Golar. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

For the three and six months ended June 30, 2015 and 2014, revenues from the following charterers accounted for over 10% of our consolidated revenues:

	Three months ended June 30,				Six months ended June 30,
(in thousands of $)	2015		2014		2015		2014
Petrobras	25,005	24%	25,101	25%	49,506	24%	49,269	26%
PTNR	17,417	16%	16,353	16%	33,810	16%	33,278	18%
Golar LNG Limited	14,705	14%	—	—%	24,995	12%	—	—%
KNPC	14,097	12%	14,097	14%	18,899	9%	14,716	8%
DUSUP	5,428	5%	11,974	12%	17,563	9%	23,817	13%
Pertamina	9,540	9%	9,934	10%	18,906	9%	19,793	10%
BG Group plc	6,401	6%	16,848	17%	18,248	6%	33,919	18%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	Three months ended June 30		Six months ended June 30
(in thousands of $)	2015	2014	2015	2014

Brazil	25,005	25,101	49,506	49,269
Indonesia	17,417	16,353	33,810	33,278
Kuwait	14,097	14,097	18,899	14,716
United Arab Emirates	5,428	11,974	17,563	23,817

Fixed assets, net	June 30,	December 31,
(in thousands of $)	2015	2014

Brazil	381,118	392,132
Kuwait	279,281	281,946
Indonesia	212,606	219,610
United Arab Emirates	138,373	133,082
Jordan	386,054	—

The Golar Eskimo arrived in Jordan on May 25, 2015 and issued a notice of readiness.

5.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2015	2014	2015	2014
Amortization of deferred financing costs	(2,530)	(990)	(3,505)	(1,851)
Unrealized mark-to-market gains (losses) for interest rate swaps	5,976	(3,294)	71	(5,125)
Interest expense on un-designated interest rate swaps	(3,333)	(2,910)	(6,285)	(6,148)
Foreign exchange loss on capital lease obligations and related restricted cash	(516)	(234)	(90)	(99)
Foreign exchange losses on operations	(339)	—	(680)	—
Mark-to-market adjustment for currency swap derivatives and other	(726)	(567)	(1,349)	(976)
	(1,468)	(7,995)	(11,838)	(14,199)

6. TAXATION

During the six months ended June 30, 2015 we carried forward $7.0 million ($9.5 million at December 31, 2014) of net tax benefit. The net tax benefit for this period principally related to the recognition of certain historical tax positions related to foreign tax net operating losses.

Tax charge

The tax charge for the three and six months ended June 30, 2015 included current tax charges in respect of our operations in the United Kingdom, Brazil and Kuwait. The Partnership does not currently incur any corporate income tax in respect of operations in Indonesia given the availability of brought forward tax losses which can be utilized against taxable profits. The total tax charge for the three months and six months ended June 30, 2015 also includes a deferred tax charge of $1.2 million and $2.5 million respectively, in relation to the utilization of the brought forward tax losses in Indonesia.

As a result of the deferred tax charge of $1.2 million and $2.5 million for three and six months ended June 30, 2015 respectively, the deferred tax asset recognized as of June 30, 2015 is $7.0 million.

Uncertainty in tax positions

The Partnership’s Indonesian subsidiary which owns the NR Satu is party to an on-going tax examination by the Indonesian tax authorities with regard to its reported taxable operating losses for the year ended December 31, 2013.  A tax examination with regard to its 2012 tax returns was concluded in September 2014.  Following completion of the tax examination of the 2012 tax returns, we recognized deferred tax assets in respect of losses of $9.5 million for the year ended December 31, 2014.

7. OTHER CURRENT ASSETS

Other current assets are comprised of the following:

	June 30,	December 31,
(in thousands of $)	2015	2014
Trade receivables	25,423	9,122
Other receivables	2,150	2,174
Deferred tax asset (see note 6)	2,070	3,085
Prepaid expenses	1,863	2,257
	31,506	16,638

8.     ACQUISITIONS

We acquired from Golar equity interests in certain subsidiaries which own and operate the Golar Eskimo and Golar Igloo in January 2015 and March 2014, respectively.

Our Board of Directors (the "Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist the evaluation of the transaction. The details of each transaction are as follows:

	Provisional	Final
	Golar Eskimo	Golar Igloo
(in thousands of $)	January 20, 2015	March 28, 2014
Purchase consideration (1)	227,170	156,001
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment, including allocation to charter	389,552	310,000
Fair value of interest rate swap asset	—	3,636
Long-term debt	(162,830)	(161,270)
Cash	298	682
Others	150	2,953
Subtotal	(227,170)	(156,001)
Excess of the consideration transferred and fair value of net assets acquired	—	—

______________________________________

(1) The purchase consideration comprises the following:

(in thousands of $)	Golar Eskimo	Golar Igloo
Loan from Golar	220,000	—
Cash consideration paid to Golar	7,170	148,730
Adjustment for the interest rate swap asset (liability) assumed	—	3,636
Purchase price adjustments	—	3,635
	227,170	156,001

Golar Eskimo

On January 20, 2015, we acquired Golar's 100% interest in the companies that own and operate the FSRU Golar Eskimo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 22, 2014. The purchase consideration was $390.0 million less the assumed bank debt of $162.8 million. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition. We are in the process of finalizing the accounting for the acquisition of the Golar Eskimo and amounts shown in the fair value allocation are provisional.

Revenue and profit contributions

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. Under the agreement with Golar, the Golar Eskimo contributed revenues of $12.4 million and $22.0 million and net income of $10.4 million and $18.6 million to the financial results for the period from April 1, 2015 to June 30, 2015 and January 20, 2015 to June 30, 2015.

The table below shows our summarized consolidated pro forma financial information for the three and six months ended June 30, 2015, giving effect to our acquisition of the Golar Eskimo as if it had taken place on January 1, 2015.

(in thousands of $, except per unit data)	Three months Ended June 30, 2015	Six Months Ended June 30, 2015
Revenues	105,715	206,447
Net income	43,602	78,225
Earnings per unit (basic and diluted):
Common unitholders	$0.61	$1.20

The Golar Eskimo was under construction and not operational during the six months ended June 30, 2014. As a result, we have evaluated that had the acquisition been completed as of January 1, 2014, Golar Eskimo's pro forma revenue and net income effect for the three and six months ended June 30, 2014 would be immaterial and thus, have not been presented here.

Golar Igloo

On March 28, 2014, we acquired Golar's 100% interest in the company that owns and operates the FSRU Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar on December 5, 2013. The purchase consideration was $310.0 million less the assumed bank debt of $161.3 million, plus the fair value of the interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million. The Golar Igloo was delivered to its current charterer, KNPC in March 2014 under a charter expiring in December 2018. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

Revenue and profit contributions

The Golar Igloo contributed revenues of $14.7 million and net income of $8.5 million to us for the period from March 28, 2014 to June 30, 2014.

The table below shows our summarized consolidated pro forma financial information for the six months ended June 30, 2014, giving effect to our acquisition of the Golar Igloo as if it had taken place on January 1, 2014.

Six Months Ended
(in thousands of $, except per unit data)	June 30, 2014
Revenues	193,460
Net income	76,329
Earnings per unit (basic and diluted):
Common unitholders	$1.08

9.                                      DEBT

As of June 30, 2015 and December 31, 2014, we had total long-term debt outstanding of $1,386.2 million and $1,032.5 million, respectively.

On January 20, 2015, we assumed bank debt of $162.8 million upon the acquisition of the Golar Eskimo. The facility is repayable in semi-annual installments with a balloon payment at the end of the loan, with interest chargeable annually at a rate equal to LIBOR plus a margin.

In addition, we financed a portion of the purchase price of the Golar Eskimo with a $220.0 million vendor loan. The loan is non-amortizing with a final balloon payment due in December 2016, and bears interest at a rate equal to LIBOR plus a blended margin of 2.84%. In June 2015, we repaid $120.0 million of the Golar Eskimo vendor loan.

As of March 31, 2015, we had fully drawn down the $20.0 million revolving credit facility with Golar. This unsecured interest free revolving credit facility originally matured in April 2015 but was extended to June 30, 2015 and repaid on June 24, 2015.

On May 22, 2015, we completed the issuance and sale of $150 million aggregate principal amount of 5 years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into an economic hedge interest rate swap to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

On June 16, 2015, we entered into a $180 million Maria and Freeze loan facility (the "$180 million Maria and Freeze facility"), with certain lenders, to refinance the Golar Maria credit facility (which would have matured in December 2015) and extend the commercial loan tranche and refinance the Exportfinans ASA tranche of the Golar Freeze facility (which would have matured in June 2015 and June 2018, respectively). The $180 million Maria and Freeze facility consists of a $150 million term loan that is repayable in quarterly installments over a period of three years, with a final balloon payment of $114 million due on June 30, 2018, and a revolving credit facility of up to $30 million that matures on June 30, 2018. The $180 million Maria and Freeze facility bears interest at a rate of LIBOR plus a margin of up to 1.95%. As a result of the refinancing, the Golar Maria credit facility and the Exportfinans ASA tranche of the Golar Freeze facility were terminated. The extended commercial loan tranche of the Golar Freeze facility became the $180 million Maria and Freeze facility.

10.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective hedge, our interest rate exposure.  We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2015 and December 31, 2014 are as follows:

		June 30, 2015		December 31, 2014
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	59,498	59,498	98,998	98,998
Restricted cash and short-term investments	Level 1	173,752	173,752	172,383	172,383
Short-term debt due to related party (7)	Level 3	—	—	20,000	20,000
Long-term debt due to related parties (3)	Level 2	100,000	100,000	—	—
2012 Norwegian Bonds (1)	Level 1	165,538	171,952	174,450	173,578
2015 Norwegian Bonds (2)	Level 1	150,000	150,000	—	—
Long-term debt — floating (3)	Level 2	970,626	970,626	858,082	858,052
Obligations under capital leases (3)	Level 2	152,437	152,437	150,997	150,997

Derivatives:
Interest rate swaps asset (4) (5)	Level 2	2,682	2,682	3,617	3,617
Cross currency interest rate swap liability (6)	Level 2	68,423	68,423	56,639	56,639
Interest rate swaps liability (4) (5)	Level 2	14,817	14,817	15,222	15,222

(1) 2012 Norwegian bonds with a carrying value of $165.5 million and $174.5 million as of June 30, 2015 and December 31, 2014, respectively, are included under long-term debt on the balance sheet. The fair value of the bonds as of June 30, 2015 was $172.0 million, which is 96.27% of their face value.

(2) On May 22, 2015, we completed the issuance and sale of $150 million aggregate principal amount of 5 years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into economic hedge interest rate swap to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%

(3) Our long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(4) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(5) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 6) that qualify and are designated as cash flow hedges as of June 30, 2015 and December 31, 2014 was a net liability of $2.2 million (with a notional amount of $147.5 million) and a net liability of $2.0 million (with a notional amount of $211.6 million), respectively. The expected maturity of these interest rate agreements is from December 2015 to March 2018.

(6) In order to hedge our exposure to currency fluctuations under our 2012 NOK denominated senior unsecured bonds, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. As of June 30, 2015, the following are the details on the cross currency interest rate swap:

Instrument (in thousands)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(68,423)
As of June 30, 2015 and December 31, 2014, our accumulated other comprehensive income included an unrealized loss of $7.0 million and an unrealized loss of $4.2 million, respectively, in respect of the cross currency interest rate swap designated as a cash flow hedge.

(7) On June 24, 2015, the $20.0 million revolving credit facility with Golar was repaid.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short maturity of these instruments.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us. Notwithstanding the master netting arrangements in place, as of June 30, 2015, the interest rate swap assets cannot be set-off against the interest rate swap liabilities as these are with different counterparties.

	June 30, 2015			December 31, 2014
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	2,682	(1,295)	1,387	3,617	(1,831)	1,786
Total liability derivatives	14,817	(1,295)	13,522	15,222	(1,831)	13,391

The cross currency interest rate swap has a credit support arrangement that require us to provide cash collateral in the event that the market valuation drops below a certain level. Since the market valuation has fallen below this level, we have provided $20.1 million of cash collateral as of June 30, 2015.

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

As of June 30, 2015, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,317,997	(1)	Dec. 2015	to	May. 2022	1.07%	to	6.485%
(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described in footnote 6 above.

As of June 30, 2015, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,318.0 million (December 31, 2014: $1,416.3 million).

11.             RELATED PARTY TRANSACTIONS

Net (expenses) income from related parties:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2015	2014	2015	2014
Transactions with Golar and affiliates:
Time charter revenues from related parties (a)	14,705	—	24,995	—
Management and administrative services fees (b)	(592)	(758)	(1,329)	(1,410)
Ship management fees (c)	(1,827)	(1,989)	(3,613)	(3,768)
Interest expense on the Eskimo vendor loan (j)	(1,686)	—	(3,038)	—
Total	10,600	(2,747)	17,015	(5,178)

Receivables (payables) from related parties:

As of June 30, 2015 and December 31, 2014 balances with related parties consisted of the following:

(in thousands of $)	June 30, 2015	December 31, 2014
Balances due to Golar and affiliates (d)	(17,156)	(13,337)
Short-term loan due to Golar (e)	—	(20,000)
Methane Princess lease security deposit movements (g)	3,112	3,486
Long term Eskimo vendor loan (i)	(100,000)	—
	(114,044)	(29,851)

(a) Time charter revenues from related parties - This consists of revenue from the charters of the Golar Eskimo and the Golar Grand. In February 2015 we exercised our option requiring Golar to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate that would have been payable by the charterer.

Pursuant to an agreement with Golar relating to Golar Eskimo, we have received an amount of $12.8 million for Golar to use the vessel for the period from January 20, 2015 to June 30, 2015.

(b) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days' written notice.

(c) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(d) Balances due to Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates.  This also includes the remaining obligation to Golar in connection the agreement for the  right to use Golar Eskimo for the six month period ended 30 June 2015. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

(e) $20.0 million revolving credit facility - On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar.  The facility was unsecured and interest-free. In March 2014, we drew down $20.0 million from the facility. This facility originally matured in April 2015 but was extended to June 30, 2015 and was repaid on June 24, 2015.

(f)  Dividends to China Petroleum Corporation - During the three and six months ended June 30, 2015 and June 30, 2014, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $2.2 million and $5.0 million and $3.8 million and $7.4 million, respectively.

(g) Methane Princess lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

(h) Dividends to Golar - During the three and six months ended June 30, 2015 and June 30, 2014, we paid total dividends to Golar of $13.1 million and $25.7 million and $14.8 million and $29.5 million, respectively.

(i) Long term Eskimo vendor loan - In January 2015, we acquired the Golar Eskimo from Golar for $390.0 million. We funded a portion of the purchase price with the proceeds of a $220.0 million vendor loan from Golar. The loan is non-amortizing with a final balloon payment due in December 2016, and bears interest at a rate equal to LIBOR plus a blended margin of 2.84%. See note 8.

12.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At June 30, 2015	At December 31, 2014
Book value of vessels secured against long-term loans and capital leases	1,985,301	1,623,423

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on the our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that we received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. As of June 30, 2015, we have one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of June 30, 2015 there was a net accrued gain of $0.3 million.

In August 2015, a UK court found in favour of the UK tax authorities in respect of a tax leasing structure undertaken by a UK bank and an international shipping company.  Notwithstanding previous rulings in favour of the UK bank and shipping company, after appeal this judgment found in favour of the UK tax authorities.  The fact pattern in this case and the structure in question is not exactly the same as the structures that Golar has previously participated in and therefore is not necessarily indicative of any outcome should the UK tax authorities challenge Golar’s tax leases.  Nevertheless,  management are in the process of reviewing the details of the case and the basis of the judgement with their legal and tax advisors to ascertain what impact, if any, the judgment might have on the Company.

Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Inland Revenue with regard to the initial tax basis of the transactions in respect of the Methane Princess tax lease and our other vessels previously financed by UK tax leases and in relation to the restructuring terminations in 2010.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $, except per unit data)	2015	2014	2015	2014
Net income attributable to general partner and limited partner interests	41,028	37,761	72,286	70,502
Less: distributions paid (1)	(38,533)	(36,068)	(77,086)	(70,081)
Under (over) distributed earnings	2,495	1,693	(4,800)	421
Net income attributable to:
Common unitholders	27,757	25,942	49,270	49,093

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	45,663	45,663	45,663	45,663

Earnings per unit (basic and diluted):
Common unitholders	$0.61	$0.57	$1.08	$1.08

Cash distributions declared and paid in the period per unit(2):	$0.58	$0.52	$1.16	$1.05
Subsequent event: Cash distributions declared and paid per unit relating to the period(3):	$0.58	$0.55	$1.16	$1.07
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(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the number of units outstanding at the period end date. This includes cash distributions to IDR holders for the three months ended June 30, 2015 and 2014 of $2.2 million and $1.6 million, respectively, and for the six months ended June 30, 2015 and 2014 of $4.4 million and $2.7 million, respectively.

(2) Refers to cash distribution declared and paid during the period.

(3) Refers to cash distribution declared and paid subsequent to the period end.

As of June 30, 2015, of our total number of units outstanding, 70% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

14.          SUBSEQUENT EVENTS

On July 27, 2015, our Board of Directors declared a distribution for the second quarter of 2015 of $0.5775 per unit in respect of the quarter ended June 30, 2015. This cash distribution was paid in August 2015 on total units of 62,870,335.

On September 23, 2015, our Director and Audit Committee member Ms. Kate Blankenship resigned from our board of directors. As Ms. Blankenship was appointed to our board by our general partner pursuant to our partnership agreement, our general partner is entitled to appoint Ms. Blankenship's replacement. Our board of directors will appoint a new chairman of the audit committee in due course.

On August 4, 2015, Golar announced a unit purchase program of up to $25 million worth of our outstanding common units over the subsequent 12 months. As of September 30, 2015, Golar has purchased $5 million worth of common units in open market transactions, increasing its stake in us to 30.4%, including its ownership of our General Partner.

On September 23, 2015, at our 2015 annual meeting, the unitholders passed resolutions electing Andrew J.D. Whalley and Paul Leand Jr. as Class III directors whose terms will expire at the 2018 Annual Meeting of Limited Partners.